EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2023 THIRD QUARTER REPORT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTICE

•

The Company’s Board of Directors, the Board of Supervisors, its Directors, Supervisors and Senior Management warrant that the information in the 2023 third quarter report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and accept legal responsibility.

•	The financial data for the 2023 third quarter report of the Company have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited.

•

Mr. Bai Tao, Chairman of the Board of the Company, Ms. Hu Jin, Person in Charge of Finance and Head of the Financial Department, and Ms. Hou Jin, temporary chief actuary, confirm that the financial statements in the 2023 third quarter report are true, accurate and complete.

1.	MAJOR FINANCIAL DATA

1.1	Major Accounting Data and Financial Indicators

Currency: RMB

Items	As at 30 September 2023	As at 31 December 2022						Increase/ (decrease) compared to 31 December 2022
Total assets (million)	5,759,367	5,251,984						9.7%
Equity attributable to equity holders of the Company (million)	441,878	436,169						1.3%
Items	For the Reporting Period (from July to September)	For the corresponding period of 2022		Increase/ (decrease) compared to the corresponding period of 2022	For the nine months ended 30 September 2023	For the corresponding period of 2022		Increase/ (decrease) compared to the corresponding period of 2022
		After restatement	Before restatement	After restatement		After restatement	Before restatement	After restatement
Operating income (million)	155,738	172,716	172,714	-9.8%	709,333	701,018	701,012	1.2%
Net profit attributable to equity holders of the Company (million)	53	5,669	5,701	-99.1%	16,209	31,025	31,117	-47.8%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	111	5,703	5,735	-98.1%	16,353	31,090	31,182	-47.4%
Net cash flows from operating activities (million)	N/A	N/A	N/A	N/A	339,383	288,829	288,755	17.5%
Earnings per share (basic and diluted) (RMB per share)	—	0.20	0.20	-99.1%	0.57	1.10	1.10	-47.8%
Weighted average ROE (%)	0.01	1.21	1.22	A decrease of 1.20 percentage points	3.67	6.61	6.63	A decrease of 2.94 percentage points

Notes:

1.	The financial data for the first three quarters of 2022 in this report have been restated due to a business combination under common control in 2022.
2.	In calculating the percentage change of “Earnings per share (basic and diluted)”, the tail differences of the basic figures have been taken into account.

1.2	Non-recurring Items and Amounts

RMB million

Non-recurring items	For the Reporting Period (from July to September)	For the nine months ended 30 September 2023
Gains/(losses) on disposal of non-current assets	7	19
Government subsidies recognised in current gains/(losses)	14	61
External donations	—	(1)
Net non-operating income and expenses other than those mentioned above	(95)	(255)
Effect of income tax	18	44
Attributable to non-controlling interests	(2)	(12)
Total	(58)	(144)

Note:

The Company is an insurance company and investment (application of insurance fund) is one of its major businesses. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

1.3	Particulars of and Reasons for Changes in Major Accounting Data and Financial Indicators

Currency: RMB

Items	For the Reporting Period (from July to September)	For the corresponding period of 2022 (after restatement)	Increase/ (decrease) compared to the corresponding period of 2022 (after restatement)	For the nine months ended 30 September 2023	For the corresponding period of 2022 (after restatement)	Increase/ (decrease) compared to the corresponding period of 2022 (after restatement)	Main reasons
Net profit attributable to equity holders of the Company (million)	53	5,669	-99.1%	16,209	31,025	-47.8%	Due to the impact of the equity market staying at the low level, the investment income declined year on year
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	111	5,703	-98.1%	16,353	31,090	-47.4%
Earnings per share (basic and diluted) (RMB per share)	—	0.20	-99.1%	0.57	1.10	-47.8%	A year-on-year decrease in net profit attributable to equity holders of the Company
Weighted average ROE (%)	0.01	1.21	A decrease of 1.20 percentage points	3.67	6.61	A decrease of 2.94 percentage points

2.	INFORMATION ON SHAREHOLDERS

Total Number of Ordinary Share Shareholders and the Particulars of Top Ten Shareholders as at the End of the Reporting Period

Total number of shareholders as at the end of the Reporting Period	Number of A Share shareholders: 86,541
	Number of H Share shareholders: 24,491
Particulars of top ten shareholders of the Company				Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—
HKSCC Nominees Limited	Overseas legal person	25.93%	7,327,868,382	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.51%	708,240,246	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.41%	117,165,585	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.13%	37,261,949	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.06%	15,977,103	—	—
Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Securities Investment Fund	Other	0.05%	13,226,012	—	—
National Social Security Fund Portfolio 114	Other	0.04%	12,000,000	—	—
Industrial and Commercial Bank of China Limited – Huatai-PineBridge CSI 300 Exchange Traded Index Securities Investment Fund	Other	0.04%	10,748,933	—	—
China International Television Corporation	State-owned legal person	0.04%	10,000,000	—	—

Notes:

1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.

Both Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund and Industrial and Commercial Bank of China Limited – Huatai-PineBridge CSI 300 Exchange Traded Index Securities Investment Fund have Industrial and Commercial Bank of China Limited as their fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

3.	QUARTERLY BUSINESS OVERVIEW

In the first three quarters of 2023, as the momentum of economic upturn in China continued to consolidate, the recovery of the life insurance industry has sustained, but there were still uncertainties and complexities. During the Reporting Period, the Company continued to pursue high-quality development and achieved a steady business performance with improved business quality, which further enhanced its comprehensive strengths and solidified its market leading position in the industry. Firstly, the growth momentum was sustained with steady improvement in business quality. In the first three quarters of 2023, the Company achieved a rapid growth in its insurance businesses. Its revenues from insurance businesses1 were RMB578,799 million, an increase of 4.5% year on year. Premiums from new policies were RMB196,656 million, an increase of 14.8% year on year. In particular, first-year regular premiums amounted to RMB105,982 million, an increase of 16.0% year on year. Both the scale and growth rate of revenues from insurance businesses, premiums from new policies and first-year regular premiums hit record highs for the corresponding period of the past three years. The Company realised a rapid growth in premiums from new policies with its business structure continuously optimised. First-year regular premiums with a payment duration of ten years or longer were RMB44,639 million, an increase of 15.4% year on year, and its proportion in the first-year regular premiums was 42.12%, rising by 2.13 percentage points from the first half of 2023. The value of new business for the first three quarters of 2023 continued to grow, recording a year-on-year increase of 14.0%. Renewal premiums were RMB382,143 million, which generally remained stable. Short-term insurance premiums amounted to RMB69,319 million, an increase of 3.4% year on year. The surrender rate2 was 0.88%, an increase of 0.14 percentage point year on year. Secondly, the sales force of the Company was further stabilised and its quality was steadily improved. Focusing on the “Eight Reform Programs” and implementation of the “Sales Channel Strengthening Program”, the Company continued to drive business growth through productive agents, proceeded with the sales system reforms in greater depth, and reinforced agent recruitment and development, so as to push forward the transformation of the sales team to be more specialised and professional. As at the end of the Reporting Period, the Company’s total sales force was 0.72 million, of which the number of agents of the individual agent business sector was 0.66 million, further stabilising and solidifying the scale of its sales team. In the meantime, the quality of the sales team continued to optimise and its productivity was significantly improved, with the monthly average first-year regular premiums per agent increasing by 28.6% year on year. Thirdly, the Company remained under pressure in terms of investment income due to the complicated and severe capital market environment. In the third quarter of 2023, the coupon rate of domestic bonds was volatile at the low level with the neutral weight edging further downwards, which created a persistent pressure on the allocation of fixed-income assets. The stock market continued to fluctuate at the low level, severely affecting the investment income from open market equity investment. Affected by the above factors, in the first three quarters of 2023, the Company achieved gross investment income3 of RMB109,997

[1]	Revenues from insurance businesses is consistent with Premium Income in the attached consolidated income statement.
[2]	Surrender Rate = Surrender payment/(Opening balance of life insurance reserves and long-term health insurance reserves + Premiums from life insurance and long-term health insurance)
[3]	Gross investment income = Net investment income + Net realised gains on investment assets + Fair value gains/losses – Impairment losses of investment assets million and gross investment yield4 was 2.81%. The net investment income5 was RMB148,340 million and the net investment yield6 was 3.81%. Fourthly, the solvency ratios of the Company continued to maintain at high levels. As at the end of the Reporting Period, the Company’s core solvency ratio and comprehensive solvency ratio were 161.25% and 232.68%, respectively, the increase of 17.66 percentage points and 25.90 percentage points from the end of 2022, respectively. The strong solvency ratios provide solid capital foundation for the development of the Company.

As at the end of the Reporting Period, the Company’s total assets and investment assets were RMB5,759,367 million and RMB5,519,950 million, respectively. In the first three quarters of 2023, due to the impact of the equity market staying at the low level, the investment income of the Company declined year on year and net profit attributable to equity holders of the Company was RMB16,209 million, a decrease of 47.8% year on year.

The Company will continue to pursue the guideline of making progress while maintaining stability, firmly implement the business strategy of “achieving stable growth, prioritising business value, optimising business structure, strengthening sales force, promoting reforms and guarding against risks”, properly coordinate its business development with team building, facilitate in-depth reforms on key areas, push forward the sales system reforms in great depth, and properly proceed with the empowerment and implementation of healthcare and senior-care ecosystem. It will also endeavour to improve capabilities in customer services and management, strengthen the supporting role of digital iteration, further enhance the protection of consumers’ rights and interests, and reinforce the bottom line of risk prevention and control, with the goal of promoting the high-quality development of the Company with stable and sustainable growth.

[4]

Gross investment yield = [(Gross investment income – Interest paid for financial assets sold under agreements to repurchase)/ ((Investment assets at the end of the previous year – Financial assets sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2)]/273×365

[5]

Net investment income mainly includes interest income, dividend and bonus from all types of financial assets, net income from investment properties, and income from investments in associates and joint ventures, etc.

[6]

Net investment yield = [(Net investment income – Interest paid for financial assets sold under agreements to repurchase)/ ((Investment assets at the end of the previous year – Financial assets sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2)]/273×365

4.	QUARTERLY FINANCIAL STATEMENTS

Balance sheet as at 30 September 2023 (unaudited)

		RMB million (Unless otherwise stated)

ASSETS	As at 30 September 2023 Group	As at 31 December 2022 Group	As at 30 September 2023 Company	As at 31 December 2022 Company
Assets
Cash fund	158,633	128,953	142,621	119,033
Financial assets at fair value through profit or loss	250,104	223,782	113,334	93,649
Securities purchased under agreements to resell	23,177	38,533	19,065	35,816
Interest receivables	57,363	52,309	53,811	49,833
Premiums receivables	41,721	19,697	41,721	19,697
Receivables from reinsurers	1,809	1,433	1,809	1,433
Unearned premium reserves receivable from reinsurers	839	774	839	774
Claim reserves receivable from reinsurers	756	736	756	736
Reserves for life insurance receivables from reinsurers	729	603	729	603
Reserves for long-term health insurance receivables from reinsurers	4,544	4,294	4,544	4,294
Other receivables	25,486	13,409	28,778	16,964
Loans	597,618	596,490	580,818	578,963
Term deposits	429,846	485,567	346,638	442,690
Available-for-sale financial assets	2,043,774	1,738,108	1,932,742	1,644,704
Held-to-maturity investments	1,740,750	1,574,204	1,738,353	1,571,892
Long-term equity investments	258,339	261,179	513,859	466,875
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	12,844	13,193	6,113	6,266
Constructions in progress	5,513	5,025	4,604	4,293
Fixed assets	47,602	49,052	43,642	45,088
Right-of-use assets	1,480	1,810	1,295	1,595
Intangible assets	8,340	8,532	7,256	7,406
Deferred tax assets	33,925	22,307	33,833	22,120
Other assets	5,551	5,654	5,127	5,410
Separate account assets	2,291	7	7	7

Total assets	5,759,367	5,251,984	5,627,947	5,145,794

Bai Tao	Hu Jin	Hou Jin	Hu Jin
Legal Representative	Person in charge of Accounting Affairs	Temporary Chief Actuary	Head of Financial Department

Balance sheet as at 30 September 2023 (unaudited) (continued)

		RMB million (Unless otherwise stated)

LIABILITIES AND EQUITY	As at 30 September 2023 Group	As at 31 December 2022 Group	As at 30 September 2023 Company	As at 31 December 2022 Company
Liabilities
Financial liabilities at fair value through profit or loss	5,488	3,344	—	—
Securities sold under agreements to repurchase	154,614	148,954	138,343	140,587
Premiums received in advance	38,370	50,830	38,370	50,830
Brokerage and commission payable	4,190	4,664	4,188	4,660
Reinsurance payable	1,460	998	1,460	998
Salary and welfare payable	8,724	12,075	7,585	10,758
Taxes payable	992	942	673	509
Dividends payable	10	—	—	—
Claims payable	66,623	60,819	66,623	60,819
Policyholder dividends payable	92,458	96,682	92,458	96,682
Other payable	15,066	18,974	13,052	16,964
Policyholder deposits	473,253	374,742	473,253	374,742
Unearned premium reserves	25,411	13,108	25,411	13,108
Claim reserves	26,757	26,153	26,757	26,153
Reserves for life insurance	3,967,017	3,607,236	3,967,017	3,607,236
Reserves for long-term health insurance	260,010	233,663	260,010	233,663
Long-term borrowings	12,636	12,774	—	—
Bonds payable	34,999	34,997	34,999	34,997
Lease liabilities	1,280	1,569	1,091	1,342
Deferred tax liabilities	647	272	—	—
Other liabilities	115,603	104,060	31,254	29,921
Separate account liabilities	2,291	7	7	7

Total liabilities	5,307,899	4,806,863	5,182,551	4,703,976

Equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	53,940	53,554	52,479	52,410
Accumulated other comprehensive income	(1,963)	(4,927)	(4,223)	(6,103)
Surplus reserve	109,092	105,160	109,044	105,112
General reserve	52,500	52,429	51,341	51,341
Retained earnings	200,044	201,688	208,490	210,793

Attributable to equity holders of the Company	441,878	436,169

Non-controlling interests	9,590	8,952

Total equity	451,468	445,121	445,396	441,818

Total liabilities and equity	5,759,367	5,251,984	5,627,947	5,145,794

Bai Tao	Hu Jin	Hou Jin	Hu Jin
Legal Representative	Person in charge of Accounting Affairs	Temporary Chief Actuary	Head of Financial Department

Income statement for the third quarter of 2023 (unaudited)

		RMB million (Unless otherwise stated)

		For the nine months ended 30 September		For the nine months ended 30 September
		2023	2022	2023	2022
ITEMS		Group	Group	Company	Company
			(Restated)
1	Operating income	709,333	701,018	703,483	699,558
	Premiums earned	560,227	536,679	560,227	536,679
	Premium income	578,799	554,105	578,799	554,105

	Including: Reinsurance premium income	—	—	—	—

	Less: Premiums ceded to reinsurers	(6,334)	(6,897)	(6,334)	(6,897)
	Change in unearned premium reserves	(12,238)	(10,529)	(12,238)	(10,529)
	Investment income	140,630	165,354	138,446	164,412

	Including: Share of profit of associates and joint ventures	6,900	6,352	6,605	7,840

	Other gains	129	148	79	88
	Fair value gains/(losses)	1,821	(8,104)	1,009	(5,702)
	Foreign exchange gains/(losses)	(195)	214	323	1,020
	Other operating income	6,689	6,657	3,368	2,991
	Gains/(losses) on disposal of assets	32	70	31	70
2	Operating expenses	(703,106)	(672,930)	(699,974)	(670,087)
	Surrenders	(38,468)	(28,693)	(38,468)	(28,693)
	Claims expense	(139,116)	(107,736)	(139,116)	(107,736)
	Less: Claims recoverable from reinsurers	5,307	5,045	5,307	5,045
	Increase in insurance contracts reserve	(386,725)	(415,129)	(386,725)	(415,129)
	Less: Insurance reserves recoverable from reinsurers	396	672	396	672
	Policyholder dividends resulting from participation in profits	(6,244)	(17,285)	(6,244)	(17,285)
	Tax and surcharges	(796)	(789)	(663)	(676)
	Underwriting and policy acquisition costs	(53,962)	(45,713)	(53,934)	(45,712)
	Administrative expenses	(29,537)	(28,656)	(27,326)	(26,492)
	Less: Expenses recoverable from reinsurers	525	1,050	525	1,050
	Other operating expenses	(21,917)	(20,921)	(20,632)	(19,828)
	Impairment losses	(32,569)	(14,775)	(33,094)	(15,303)

Bai Tao	Hu Jin	Hou Jin	Hu Jin
Legal Representative	Person in charge of Accounting Affairs	Temporary Chief Actuary	Head of Financial Department

Income statement for the third quarter of 2023 (unaudited) (continued)

		RMB million (Unless otherwise stated)

		For the nine months ended 30 September		For the nine months ended 30 September
		2023	2022	2023	2022
ITEMS		Group	Group	Company	Company
			(Restated)
3	Operating profit	6,227	28,088	3,509	29,471

	Add: Non-operating income	32	59	28	55
	Less: Non-operating expenses	(298)	(286)	(296)	(285)

4	Net profit before income tax	5,961	27,861	3,241	29,241

	Less: Income tax expenses	11,341	4,315	12,238	5,369

5	Net profit	17,302	32,176	15,479	34,610

	According to operating continuity:
	– Net profit from continuing operations	17,302	32,176	15,479	34,610
	According to ownership of the company:
	– Equity holders of the Company	16,209	31,025
	– Non-controlling interests	1,093	1,151
6	Earnings per share
	Basic earnings per share	RMB0.57	RMB1.10
	Diluted earnings per share	RMB0.57	RMB1.10

Bai Tao	Hu Jin	Hou Jin	Hu Jin
Legal Representative	Person in charge of Accounting Affairs	Temporary Chief Actuary	Head of Financial Department

Income statement for the third quarter of 2023 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2023	2022	2023	2022
ITEMS	Group	Group	Company	Company
		(Restated)
7 Other comprehensive income	2,927	(37,752)	1,880	(38,450)

Other comprehensive income attributable to equity holders of the Company (net of tax)	2,964	(37,649)
Other comprehensive income that may be reclassified to profit or loss	2,088	(37,473)	1,012	(38,188)
Fair value gains/(losses) on available-for-sale financial assets	(22,473)	(45,538)	(23,505)	(46,455)
Less: Amount transferred to net profit from other comprehensive income	29,976	(5,551)	29,992	(5,409)
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	(4,940)	14,691	(4,940)	14,691
Other comprehensive income that may be transferred to profit or loss under the equity method	(1,072)	(1,723)	(573)	(1,035)
Exchanges differences on translating foreign operations	597	648	38	20
Other comprehensive income that will not be reclassified to profit or loss	876	(176)	868	(262)
Other comprehensive income that may not be transferred to profit or loss under the equity method	876	(176)	868	(262)
Other comprehensive income attributable to non-controlling interests (net of tax)	(37)	(103)

8 Total comprehensive income	20,229	(5,576)	17,359	(3,840)

– Attributable to equity holders of the Company	19,173	(6,624)
– Attributable to non-controlling interests	1,056	1,048

Bai Tao	Hu Jin	Hou Jin	Hu Jin
Legal Representative	Person in charge of Accounting Affairs	Temporary Chief Actuary	Head of Financial Department

Cash flow statement for the third quarter of 2023 (unaudited)

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2023	2022	2023	2022
ITEMS	Group	Group	Company	Company
		(Restated)
1 Cash flows from operating activities
Premiums received	541,748	494,458	541,748	494,458
Net increase in policyholder deposits	85,282	38,442	85,282	38,442
Net cash received from financial assets at fair value through profit or loss	—	—	—	15,414
Net cash received from financial liabilities at fair value through profit or loss	—	1,865	—	—
Cash received from other operating activities	9,521	13,037	4,343	7,492

Sub-total of cash inflows from operating activities	636,551	547,802	631,373	555,806

Cash paid for claims	(171,719)	(133,065)	(171,719)	(133,065)
Net cash paid for reinsurance business	(416)	(1,057)	(416)	(1,057)
Cash paid for brokerage and commission fees	(54,486)	(46,369)	(54,457)	(46,366)
Cash paid for policyholder dividends	(16,139)	(17,803)	(16,137)	(17,803)
Cash paid to and for employees	(19,798)	(20,209)	(18,207)	(18,510)
Cash paid for taxes and surcharges	(4,894)	(5,482)	(3,072)	(3,477)
Net cash paid for financial assets at fair value through profit or loss	(15,090)	(15,456)	(16,849)	—
Net cash paid for financial liabilities at fair value through profit or loss	(1,090)	—	—	—
Cash paid for other operating activities	(13,536)	(19,532)	(14,070)	(18,986)

Sub-total of cash outflows from operating activities	(297,168)	(258,973)	(294,927)	(239,264)

Net cash flows from operating activities	339,383	288,829	336,446	316,542

Bai Tao	Hu Jin	Hou Jin	Hu Jin
Legal Representative	Person in charge of Accounting Affairs	Temporary Chief Actuary	Head of Financial Department

Cash flow statement for the third quarter of 2023 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2023	2022	2023	2022
ITEMS	Group	Group	Company	Company
		(Restated)
2 Cash flows from investing activities
Cash received from sales and redemption of investments	963,796	930,542	889,576	823,882
Cash received from investment income	136,780	134,495	134,998	131,863
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	85	148	85	147
Net cash received from securities purchased under agreements to resell	16,139	—	16,751	—
Net cash received from the disposal of subsidiaries and other business units	—	255	34	2,263

Sub-total of cash inflows from investing activities	1,116,800	1,065,440	1,041,444	958,155

Cash paid for investments	(1,401,820)	(1,080,431)	(1,288,048)	(1,015,918)
Net increase in policy loans	(14,401)	(12,922)	(14,401)	(12,922)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(1,967)	(1,720)	(1,473)	(1,358)
Net cash paid from securities purchased under agreements to resell	—	(12,867)	—	(11,507)
Net cash paid for the acquisition of subsidiaries and other business units	(11,006)	(12,117)	(30,598)	(12,513)
Cash paid for other investing activities	(198)	—	—	—

Sub-total of cash outflows from investing activities	(1,429,392)	(1,120,057)	(1,334,520)	(1,054,218)

Net cash flows from investing activities	(312,592)	(54,617)	(293,076)	(96,063)

Bai Tao	Hu Jin	Hou Jin	Hu Jin
Legal Representative	Person in charge of Accounting Affairs	Temporary Chief Actuary	Head of Financial Department

Cash flow statement for the third quarter of 2023 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2023	2022	2023	2022
ITEMS	Group	Group	Company	Company
		(Restated)
3 Cash flows from financing activities
Cash received from investment	17,889	3,241	—	—
Including: Cash received from the investment of non-controlling interests by subsidiaries	17,889	3,241
Cash received from borrowings	18	—	—	—
Net cash received for securities sold under agreements to repurchase	5,482	—	—	—
Cash received from other financing activities	750	—	—	—

Sub-total of cash inflows from financing activities	24,139	3,241	—	—

Cash repaid to lenders	(563)	(97)	—	—
Cash paid for dividends and interests and repaid for lenders	(20,139)	(24,429)	(17,016)	(21,825)
Net cash paid for securities sold under agreements to repurchase	—	(151,849)	(2,244)	(157,334)
Cash paid for other financing activities	(761)	(1,228)	(621)	(760)

Sub-total of cash outflows from financing activities	(21,463)	(177,603)	(19,881)	(179,919)

Net cash flows from financing activities	2,676	(174,362)	(19,881)	(179,919)

4 Effect of changes in foreign exchange rate on cash and cash equivalents	107	228	99	189

5 Net increase in cash and cash equivalents	29,574	60,078	23,588	40,749

Add: Opening balance of cash and cash equivalents	127,594	60,459	119,036	53,593

6 Closing balance of cash and cash equivalents	157,168	120,537	142,624	94,342

Bai Tao	Hu Jin	Hou Jin	Hu Jin
Legal Representative	Person in charge of Accounting Affairs	Temporary Chief Actuary	Head of Financial Department

Notes:

Under Accounting Standards for Business Enterprises (“ASBE”), the Company adopts the transition plan for the new accounting standards for insurance contracts, namely: From 1 January 2023 to 31 December 2025, the Company will continue to apply ASBE No. 25 – Direct Insurance Contracts (Caikuai [2006] No. 3), ASBE No. 26 – Reinsurance Contracts (Caikuai [2006] No. 3), Regulations regarding the Accounting Treatment of Insurance Contracts (Caikuai [2009] No. 15), ASBE No. 22 – Recognition and Measurement of Financial Instruments (Caikuai [2006] No. 3), ASBE No. 23 – Transfer of Financial Assets (Caikuai [2006] No. 3), ASBE No. 24 – Hedging (Caikuai [2006] No. 3), ASBE No. 37 – Presentation of Financial Instruments (Caikuai [2014] No. 23) and other relevant accounting standards.

The following additional disclosures are related financial information prepared in accordance with ASBE No. 25 – Insurance Contracts (Caikuai [2020] No. 20), ASBE No. 22 – Recognition and Measurement of Financial Instruments (Caikuai [2017] No. 7), ASBE No. 23 – Transfer of Financial Assets (Caikuai [2017] No. 8), ASBE No. 24 – Hedge Accounting (Caikuai [2017] No. 9) and ASBE No. 37 – Presentation of Financial Instruments (Caikuai [2017] No. 14) (the “new standards”) by the Company for the third quarter of 2023. The Company has restated and presented the comparative information associated with insurance contracts in accordance with ASBE No. 25 – Insurance Contracts (Caikuai [2020] No. 20), and there is no need to restate and present any comparative information associated with financial instruments in accordance with ASBE No. 22 – Recognition and Measurement of Financial Instruments (Caikuai [2017] No. 7).

Balance sheet under the new standards as at 30 September 2023 (unaudited)

RMB million (Unless otherwise stated)

ASSETS	As at 30 September 2023 Group	As at 31 December 2022 Group
		(Restated)
Assets
Cash fund	159,230	128,956
Financial assets at fair value through profit or loss	N/A	223,790
Financial assets purchased under agreements to resell	23,179	38,533
Interest receivables	N/A	49,438
Term deposits	439,715	485,567
Held-for-trading financial assets	1,613,360	N/A
Financial assets at amortised cost	208,386	N/A
Debt financial assets at fair value through other comprehensive income	2,643,797	N/A
Equity financial assets at fair value through other comprehensive income	132,518	N/A
Loans	N/A	342,083
Available-for-sale financial assets	N/A	1,738,108
Held-to-maturity investments	N/A	1,574,204
Reinsurance contract assets	25,095	24,096
Long-term equity investments	259,650	262,488
Statutory deposits	6,466	6,333
Investment properties	12,844	13,193
Fixed assets	47,602	49,052
Constructions in progress	5,513	5,025
Right-of-use assets	1,480	1,810
Intangible assets	8,340	8,532
Deferred tax assets	23,289	46,126
Other assets	29,897	12,734

Total assets	5,640,361	5,010,068

Balance sheet under the new standards as at 30 September 2023 (unaudited) (continued)

RMB million (Unless otherwise stated)

LIABILITIES AND EQUITY	As at 30 September 2023 Group	As at 31 December 2022 Group
		(Restated)
Liabilities
Financial liabilities at fair value through profit or loss	N/A	3,344
Held-for-trading financial liabilities	5,488	N/A
Financial assets sold under agreements to repurchase	154,645	148,958
Premiums received in advance	37,239	49,654
Salary and welfare payable	8,724	12,075
Taxes payable	961	942
Long-term borrowings	12,653	12,774
Bonds payable	35,789	34,997
Insurance contract liabilities	4,785,095	4,266,947
Reinsurance contract liabilities	169	160
Lease liabilities	1,280	1,569
Deferred tax liabilities	—	272
Other liabilities	113,978	103,403

Total liabilities	5,156,021	4,635,095

Equity
Share capital	28,265	28,265
Capital reserve	53,940	53,554
Accumulated other comprehensive income	(64,821)	(112,110)
Surplus reserve	109,092	105,160
General reserve	52,500	52,429
Retained earnings	295,763	238,723

Attributable to equity holders of the Company	474,739	366,021

Non-controlling interests	9,601	8,952

Total equity	484,340	374,973

Total liabilities and equity	5,640,361	5,010,068

Income statement under the new standards for the third quarter of 2023 (unaudited)

RMB million (Unless otherwise stated)

ITEMS	For the nine months ended 30 September 2023 Group	For the nine months ended 30 September 2022 Group
		(Restated)
1 Operating income	244,990	292,967
Insurance revenue	136,439	137,385
Interest income	92,036	N/A
Investment income	22,578	156,921

Including: Share of profit of associates and joint ventures	6,719	6,468

Other gains	129	148
Fair value gains/(losses)	(12,089)	(8,104)
Foreign exchange gains/(losses)	(195)	214
Other operating income	6,060	6,333
Gains/(losses) on disposal of assets	32	70
2 Operating expenses	(213,333)	(232,317)
Insurance service expenses	(99,171)	(95,987)
Allocation of reinsurance premiums paid	(4,226)	(3,552)
Less: Amounts recovered from reinsurers	3,774	5,168
Insurance finance income/(expenses) from insurance contracts issued	(101,029)	(109,899)
Less: Reinsurance finance income/(expenses) from reinsurance contracts held	465	436
Interest expenses	(3,563)	N/A
Underwriting and policy acquisition costs	(1,167)	(1,052)
Tax and surcharges	(795)	(770)
Administrative expenses	(4,454)	(4,371)
Expected credit losses	935	N/A
Impairment losses	N/A	(14,807)
Other operating expenses	(4,102)	(7,483)

Income statement under the new standards for the third quarter of 2023 (unaudited) (continued)

RMB million (Unless otherwise stated)

ITEMS	For the nine months ended 30 September 2023 Group	For the nine months ended 30 September 2022 Group
		(Restated)
3 Operating profit	31,657	60,650

Add: Non-operating income	32	59
Less: Non-operating expenses	(298)	(286)

4 Profit before income tax	31,391	60,423

Less: Income tax expenses	5,168	(3,758)

5 Net profit	36,559	56,665

According to operating continuity:
– Net profit from continuing operations	36,559	56,665
According to ownership of the company:
– Equity holders of the Company	35,541	55,514
– Non-controlling interests	1,018	1,151
6 Earnings per share
Basic earnings per share	RMB1.26	RMB1.96
Diluted earnings per share	RMB1.26	RMB1.96

Income statement under the new standards for the third quarter of 2023 (unaudited) (continued)

RMB million (Unless otherwise stated)

ITEMS	For the nine months ended 30 September 2023 Group	For the nine months ended 30 September 2022 Group
		(Restated)
7 Other comprehensive income	(13,421)	(62,905)

Other comprehensive income attributable to equity holders of the Company (net of tax)	(13,461)	(62,802)
Other comprehensive income that may be reclassified to profit or loss	(14,562)	(62,626)
Other comprehensive income that may be reclassified to profit or loss under the equity method	(813)	(1,738)
Changes in fair value of debt financial assets at fair value through other comprehensive income	48,006	N/A
Allowance for credit losses on debt financial assets at fair value through other comprehensive income	(479)	N/A
Exchanges differences on translating foreign operations	597	648
Insurance finance income/(expenses) from insurance contracts issued	(62,288)	(11,057)
Reinsurance finance income/(expenses) from reinsurance contracts held	415	610
Fair value gains/(losses) on available-for-sale financial assets	N/A	(45,538)
Less: Amount transferred to net profit from other comprehensive income	N/A	(5,551)
Other comprehensive income that will not be reclassified to profit or loss	1,101	(176)
Other comprehensive income that may not be transferred to profit or loss under the equity method	804	(176)
Changes in fair value of equity financial assets at fair value through other comprehensive income	787	N/A
Insurance finance income/(expenses) from insurance contracts issued	(490)	—
Other comprehensive income attributable to non-controlling interests (net of tax)	40	(103)

8 Total comprehensive income	23,138	(6,240)

– Attributable to equity holders of the Company	22,080	(7,288)
– Attributable to non-controlling interests	1,058	1,048

This announcement is published in both Chinese and English. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang
Non-executive Directors:	Wang Junhui, Zhuo Meijuan
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie

Beijing, China

26 October 2023